VIA ELECTRONIC TRANSMISSION

May 1, 2007

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	UR-Energy Inc.

We are pleased to confirm that copies of the following materials were mailed to registered shareholders and to the Non-Objecting Beneficial Owners on April 25, 2007.

1.	Proxy

2.	Notice of Annual and Special Meeting of Shareholders and Management Information Circular

3.	Consolidated Financial Statements, December 31, 2006 and 2005, along with Management’s Discussion and Analysis For The Year Ended December 31, 2006

4.	Proxy Return Envelope

Yours Truly,

EQUITY TRANSFER & TRUST COMPANY

Per: